UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.)*

PASSAGE BIO, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

702712100

(CUSIP Number)

Versant Venture Capital VI, L.P.
Robin L. Praeger

One Sansome Street, Suite 3630
San Francisco, CA  94104
415-801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 702712 100		13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,026,417 shares of common stock(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,026,417 shares of common stock(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,417 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.2% (3)

14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”).   LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant VI.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.

(3) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,026,417 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,026,417 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,417 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.2% (3)

14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant VI.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.

(3) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,026,417 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,026,417 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,026,417 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.2% (3)

14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant VI.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.

(3) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

CUSIP No. 702712 100		13D
1.	Name of Reporting Persons Versant Vantage I, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 933,352 shares of common stock(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 933,352 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,352 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Vantage LP.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(3) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 933,352 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 933,352 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,352 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Vantage LP.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(3) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC USE ONLY

4.	Source of Funds (see instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 933,352 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 933,352 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,352 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.1% (3)

14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Vantage LP.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(3) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

CUSIP No. 702712 100	13D

Explanatory Note:    This 13D relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Passage BIO, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

This statement relates to the Common Stock of Passage BIO, Inc. (the “Issuer”), having its principal executive office at Two Commerce Square, 2001 Market Street, 28th Floor, Philadelphia, PA 19103.

Item 2.  Identity and Background

(a)           This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)           The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c)           The principal business of the Reporting Persons is venture capital investments.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons is incorporated in the state of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), and after accounting for the 4.43316-1 reverse stock split that the Issuer effected on February 14, 2020, the Reporting Persons purchased from the Issuer in a series of private transactions, 2,977,242 shares of the Issuer’s Series A-1 Preferred Stock, 1,049,175 shares of the Issuer’s Series A-2 Preferred Stock and 708,352 shares of the Issuer’s Series B Preferred Stock for an approximate aggregate purchase price of $34,471,201. Upon closing of the IPO, the shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock held by the Reporting Persons automatically converted into shares of Common Stock of the Issuer on a 1-to-1 basis, resulting in the Reporting Persons holding a total of 4,734,769 shares of Common Stock at such time. In addition, at the time of the IPO, Vantage LP purchased an aggregate of 225,000 shares of Common Stock of the Issuer at the IPO price of $18.00 per share. The Reporting Persons hold 4,959,769 shares of Common Stock of the Issuer as of the date of this filing.

Item 4.   Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.     Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of March 3, 2020.  The Reporting Persons collectively beneficially own an aggregate of 4,959,769 shares of the Common Stock of the Issuer, representing 11.3% of the outstanding Common Stock as of March 3, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

Versant VI	4,026,417	4,026,417	0	4,026,417	0	4,026,417	9.2%

GP VI	0	0	4,026,417	0	4,026,417	4,026,417	9.2%

LLC VI	0	0	4,026,417	0	4,026,417	4,026,417	9.2%

Vantage LP	933,352	933,352	0	933,352	0	933,352	2.1%

Vantage GP	0	0	933,352	0	933,352	933,352	2.1%

Vantage LLC	0	0	933,352	0	933,352	933,352	2.1%

(1)   LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(2) The percentages used herein are calculated based upon 43,998,295 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Final Prospectus”).

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

ITEM 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement dated August 21, 2019 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable securities (“Holders”), including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares (the “Registrable Securities”) be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Demand Registration Rights

At any time beginning upon the earlier of (i) four years after the date of the Investors’ Rights Agreement or (ii) 180 days after the completion of the IPO, upon the written request of the Holders representing at least 30% of the Registrable Securities, the Issuer is obligated to register the sale of all registrable securities that the holders may request in writing to be registered, subject to the conditions and limitations set forth in the Investors’ Rights Agreement.

Piggyback Registration Rights

If the Issuer proposes to register (including, for this purpose, a registration effected by the Issuer for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash, the Issuer shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Issuer, the Issuer shall, subject to the provisions Investors’ Rights Agreement, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration.

Form S-3 Registration Rights

If at any time the Issuer becomes eligible to file a registration statement on Form S-3 under the Securities Act, subject to specified limitations, Holders representing at least 25% of the Registrable Securities may demand in writing that the Issuer register on Form S-3 all or part of the registrable securities held by them so long as the request covers securities the anticipated aggregate public offering price of which, net of selling expenses, is at least $3 million. The Issuer will not be required to effect a registration on Form S-3 if the Issuer has effected two such registrations within the 12 month period preceding the date of the request.

Expenses of Registration

The Issuer will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will expire upon the earlier of (i) three years after the consummation of the IPO, (ii) upon the completion of certain liquidation events and (iii) as to a given Holder, when such Holder can sell all of such Holder’s Registrable Securities during any 90 period pursuant to Rule 144 promulgated under the Securities Act.

Lock-Up Agreement

Versant VI and Vantage LP, along with all of the Issuer’s directors, executive officers and the holders of substantially all shares of the Issuer’s capital stock outstanding prior to the IPO, have signed a lock-up agreement that prohibits them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of the Issuer’s common stock options to acquire shares of the Issuer’s common stock or any security or instrument related to the Issuer’s common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of Issuer’s common stock, for a period of 180 days from the date of the closing of the IPO, subject to certain exceptions, except with the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Investors’ Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

ITEM 7.            Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2:

Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of August 21, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-236214), filed with the SEC on February 3, 2020).

Exhibit 3:	Form of Lock-up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2020

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Passage BIO, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

March 13, 2020

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Exhibit 3

FORM OF LOCK-UP AGREEMENT

, 20

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

COWEN AND COMPANY, LLC
As Representatives of
the several Underwriters listed in
Schedule 1 to the Underwriting
Agreement referred to below

c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179

c/o Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282

c/o Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

Re:                             Passage Bio, Inc. — Public Offering

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”) of the several Underwriters, propose to enter into an underwriting agreement (the “Underwriting Agreement”) with Passage Bio, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule 1 to the Underwriting Agreement (the “Underwriters”), of common stock, par value $0.0001 per share (the “Common Stock”), of the Company (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of J.P. Morgan Securities LLC (“J.P. Morgan”) and Goldman Sachs & Co. LLC (“Goldman Sachs”) on behalf of the Underwriters, the undersigned will not, and will not cause any direct or indirect affiliate to, during the period beginning on the date of this letter agreement (this “Letter Agreement”) and ending at the close of business 180 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”) (such period, the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and securities which may be issued upon exercise of a stock option or warrant) (the “Other Securities” and together with the Common Stock, the “Lockup Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lockup Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Lockup Securities, or publicly disclose the intention to do any of the foregoing (and, for the avoidance of doubt, with respect to the Public Offering only, the undersigned hereby waives any and all notice requirements and rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any stockholders or registration rights agreement or similar agreement, to which the undersigned is a party or under which the undersigned is entitled to any right or benefit), in each case other than (A) transfers of Lockup Securities as a bona fide gift or gifts, including bona fide gifts to a charity or educational institution, (B) if the undersigned is an individual, transfers or dispositions of the Lockup Securities to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (C) transfers or dispositions of the Lockup Securities to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the undersigned or the immediate family of the undersigned, (D) distributions of the Lockup Securities to partners, members or stockholders of the undersigned, (E) transfers of the Lockup Securities to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by, controlling or managing, or under common control with, the undersigned, and (F) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Common Stock and involving a Change of Control of the Company after the Public Offering and approved by the Company’s Board of Directors, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Common Stock owned by the undersigned shall remain subject to the restrictions contained in this Letter Agreement; provided that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D) or (E), each transferee, donee or distributee shall execute and deliver to the Representatives a lock-up letter in the form of this Letter Agreement; and provided, further, that in the case of any transfer or distribution pursuant to clause (A), (B), (C), (D) or (E), no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period referred to above or the filing of a required Schedule 13F, 13G or 13D) and any such transfer or distribution shall not involve a disposition for value. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed Securities the undersigned may purchase in the Public Offering.  For purposes of this Letter Agreement,

“immediate family” shall mean a spouse or domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended. For the purposes of clause (F), “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the Public Offering), of the Company’s voting securities if, after such transfer such person or group of affiliated persons, other than the Company or its subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 90% or more of the outstanding voting securities of the Company (or the surviving entity).

Furthermore, notwithstanding the restrictions imposed by this Letter Agreement, the undersigned may, without the prior written consent of the Representatives, (i) exercise any outstanding warrant, or any option to purchase shares of Common Stock granted under any stock incentive plan or stock purchase plan of the Company (including the conversion of preferred stock of the Company into shares of Common Stock), with such plan as disclosed in the Prospectus, provided that the underlying shares of Common Stock shall continue to be subject to the restrictions on transfer set forth in this Letter Agreement, (ii) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Stock, provided that such plan does not provide for any transfers of Common Stock during the Restricted Period, and provided, further, that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection therewith during the Restricted Period, (iii) transfer or dispose of shares of Common Stock acquired in the Public Offering or on the open market following the Public Offering, provided that no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than a required filing on a Schedule 13F or 13G), (iv) transfer or surrender to the Company shares of Common Stock pursuant to any contractual arrangement that provides the Company with an option to repurchase such shares of Common Stock in connection with the termination of the undersigned’s employment or other service relationship with the Company, or pursuant to a right of first refusal with respect to transfers of such shares of Common Stock or other securities, or on a cashless or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with the vesting or exercise of warrants, any option to purchase shares of Common Stock or other securities, and (v) transfer or dispose of Common Stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order, or (vi) transfer or dispose of Common Stock by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned, provided that with respect to clauses (v) and (vi), the recipient of such shares of Common Stock shall execute and deliver to the Representatives a lock-up letter in the form of this Letter Agreement, and provided further that with respect to clauses (iv), (v) and (vi), any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in such clause and no other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition.

The undersigned acknowledges and agrees that, except as permitted above, the foregoing precludes the undersigned from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in a sale or disposition (whether by the undersigned or someone other than the undersigned) or transfer of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lockup Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise. The undersigned further confirms that it has furnished the Representatives with the details of any transaction the undersigned, or any of its affiliates, is a party to as of the date hereof, which transaction would have been restricted by this Letter Agreement if it had been entered into by the undersigned during the Restricted Period.

If the undersigned is not a natural person, the undersigned represents and warrants that no single natural person, entity or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than a natural person, entity or “group” (as described above) that has executed a Letter Agreement in substantially the same form as this Letter Agreement, beneficially owns, directly or indirectly, 50% or more of the common equity interests, or 50% or more of the voting power, in the undersigned.

If the undersigned is an officer or director of the Company, (i) J.P. Morgan and Goldman Sachs on behalf of the Underwriters agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, J.P. Morgan and Goldman Sachs on behalf of the Underwriters will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by J.P. Morgan and Goldman Sachs on behalf of the Underwriters hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that a release is granted to any Major Holder (as defined below) other than the undersigned relating to the lock-up restrictions set forth above for shares of Common Stock, the same percentage of shares of Common Stock held by the undersigned shall be immediately and fully released (the “Pro-rata Release”) on the same terms from any remaining lock-up restrictions set forth herein; provided, however, that such Pro-rata Release shall not be applied in the event of releases granted from such lockup restrictions to any individual party or parties (other than shareholders subject to Section 16 reporting with respect to the Company under the Exchange Act) to sell or otherwise transfer or dispose of shares of Common Stock or other securities in an amount up to an aggregate of $1,000,000.  In the event that any percentage of such Common Stock released from the lock-up restrictions are subject to any restrictions of the type set forth in clause (1) or (2) of the second paragraph of this Letter Agreement, the same restrictions shall be applicable to the release of the same percentage of Common Stock held by the undersigned.  In the event that the undersigned is released from any of its obligations under this Letter Agreement or, by virtue of this Letter Agreement, becomes entitled to offer, pledge, sell, contract to sell, or otherwise dispose of any Lockup Securities prior to the date that is 180 days after the date of the Prospectus, J.P. Morgan and Goldman Sachs shall use their commercially reasonable efforts to provide notification of such to the undersigned within three business days thereof; provided that the failure to provide such notice shall not give rise to any claim or liability against the J.P. Morgan and Goldman Sachs or the Underwriters.  For purposes of this Letter Agreement, each of the following persons is a “Major Holder”: each officer and director of the Company and each record or beneficial owner, as of the date hereof, of more than 1% of the outstanding shares of securities of the Company (for purposes of determining record or beneficial ownership of a stockholder, all shares of securities held by investment funds affiliated with such stockholder shall be aggregated).

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

This Letter Agreement shall automatically terminate and be of no further force or effect, and the undersigned shall be released from all obligations hereunder, if: (i) the Underwriting Agreement does not become effective by July 31, 2020; (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder; (iii) either the Company, on the one hand, or the Representatives, on the other hand, notifies the other in writing prior to the execution of the Underwriting Agreement that it does not intend to proceed with the Public Offering; or (iv) the registration statement filed with the SEC in connection with the Public Offering is withdrawn prior to the execution of the Underwriting Agreement.  The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Signature Page Follows]

Very truly yours,

[NAME OF STOCKHOLDER]

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Name:
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